January 29, 2016

VIA EDGAR

EDGAR Operations Branch

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Virtus Equity Trust	Virtus Insight Trust	Virtus Opportunities Trust
CIK 0000034273	CIK 0001003859	CIK 0001005020
(File No. 811-00945)	(File No. 811-07447)	(File No. 811-07455)

Ladies and Gentlemen:

On January 22, 2016, Virtus Equity Trust, Virtus Insight Trust and Virtus Opportunities Trust filed electronically a joint preliminary proxy statement on Schedule 14A. Among the items that shareholders were asked to approve was a slate of new trustee nominees. Since the filing of the proxy statement, the Registrants have determined to change the proposed nominees, and therefore will delay the shareholder meeting. The Registrants will file a revised proxy with updated information after completing the necessary actions and authorizations.

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1227.

Very truly yours,

/s/ Arie Heijkoop, Jr.

Arie Heijkoop, Jr.

cc:	Kevin J. Carr, Esq.
Ann Flood